Mail Stop 4561

June 25, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
Providence Select Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

> **Re: Providence Select Fund, Limited Partnership**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-108629**

Dear Mr. Michael Pacult:

        We have reviewed your response letter dated June 4, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1.   We have read your response to comment one.   Tell us how the changes to your disclosure controls and procedures impacted your evaluation of the effectiveness of their design and operation.

Financial Statements and Notes

General

2.   We have read your responses to comments two and three and will monitor your amendment for compliance.

Note 2 – Significant Accounting Policies

Offering Expenses and Organizational Costs, page F-7

3.   We have read your response to comment four.   We have read your response to comment five.   The capitalization of these expenses is inconsistent with both SOP 98-5 and SAB Topic 5A. Revise your financial statements accordingly to expense organizational costs as incurred and to expense offering costs in the period following effectiveness.

* * * *

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

         You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

                                                    Sincerely,

                                                    Linda Van Doorn
                                                    Senior Assistant Chief Accountant